SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PORTUGAL TELECOM, SGPS, S.A.

Open Company
Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisbon
Share Capital: Euro 1,254,285,000
Registered in the Conservatory of the Commercial Registry of Lisbon
under no. 03602/940706
Collective Person no. 503 215 058

PT’S SHARE BUY BACK REACHES MORE THAN 3%

Pursuant to the terms and for the purposes of subparagraph a) of no.1 of article 9 of the Portuguese Securities Market Commission Regulation no. 11/2000, Portugal Telecom, SGPS, S.A. (“PT”) announces that, according with the program of own shares acquisition approved at the AGM held on April 4, 2003, has acquired since December 22, 2003 on the Euronext Stock Exchange a total of 11,742,981 PT Shares equivalent to 0.94% of its share capital, as follows:

December 22, 2003 - Acquisition of 335,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  54,945 PT shares at Euro 7.62 per share
  50,000 PT shares at Euro 7.63 per share
  43,122 PT shares at Euro 7.64 per share
  99,352 PT shares at Euro 7.65 per share
  17,581 PT shares at Euro 7.66 per share
  45,000 PT shares at Euro 7.67 per share
  10,000 PT shares at Euro 7.68 per share
  15,000 PT shares at Euro 7.69 per share

December 23, 2003 - Acquisition of 350,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  5,000 PT shares at Euro 7.72 per share
  109,598 PT shares at Euro 7.73 per share
  44,014 PT shares at Euro 7.74 per share
  10,000 PT shares at Euro 7.75 per share
  30,000 PT shares at Euro 7.77 per share
  61,388 PT shares at Euro 7.78 per share
  35,000 PT shares at Euro 7.79 per share
  40,000 PT shares at Euro 7.80 per share
  15,000 PT shares at Euro 7.81 per share

December 24, 2003 - Acquisition of 42,382 PT shares, equivalent to 0.003% of PT’s share capital, as follows:

  3,266 PT shares at Euro 7.80 per share
  16,471 PT shares at Euro 7.81 per share
  22,645 PT shares at Euro 7.82 per share

December 29, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  825 PT shares at Euro 7.82 per share
  21,599 PT shares at Euro 7.85 per share
  64,749 PT shares at Euro 7.86 per share
  87,942 PT shares at Euro 7.87 per share
  117,311 PT shares at Euro 7.88 per share
  50,000 PT shares at Euro 7.89 per share
  204,754 PT shares at Euro 7.90 per share
  52,820 PT shares at Euro 7.91 per share

December 30, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  11,250 PT shares at Euro 7.91 per share
  62,697 PT shares at Euro 7.92 per share
  62,050 PT shares at Euro 7.93 per share
  327,753 PT shares at Euro 7.94 per share
  136,250 PT shares at Euro 7.95 per share

December 31, 2003 - Acquisition of 600,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  16,132 PT shares at Euro 7.85 per share
  28,850 PT shares at Euro 7.86 per share
  87,437 PT shares at Euro 7.87 per share
  241,466 PT shares at Euro 7.88 per share
  63,450 PT shares at Euro 7.89 per share
  13,074 PT shares at Euro 7.90 per share
  115,000 PT shares at Euro 7.92 per share
  34,591 PT shares at Euro 7.93 per share

January 2, 2004 - Acquisition of 100,000 PT shares, at Euro 8.05 per share, equivalent to 0.01% of PT’s share capital.

January 5, 2004 - Acquisition of 300,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  10,000 PT shares at Euro 8.03 per share
  50,000 PT shares at Euro 8.06 per share
  26,192 PT shares at Euro 8.07 per share
  46,466 PT shares at Euro 8.08 per share
  58,250 PT shares at Euro 8.09 per share
  85,092 PT shares at Euro 8.10 per share
  13,299 PT shares at Euro 8.11 per share
  10,701 PT shares at Euro 8.12 per share

January 6, 2004 - Acquisition of 95,000 PT shares, equivalent to 0.01% of PT’s share capital, as follows:

  5,815 PT shares at Euro 8.11 per share
  3,644 PT shares at Euro 8.12 per share
  2,629 PT shares at Euro 8.13 per share
  4,000 PT shares at Euro 8.14 per share
  11,500 PT shares at Euro 8.15 per share
  11,500 PT shares at Euro 8.16 per share
  7,000 PT shares at Euro 8.17 per share
  27,912 PT shares at Euro 8.18 per share
  21,000 PT shares at Euro 8.19 per share

January 7, 2004 - Acquisition of 100,000 PT shares, equivalent to 0.01% of PT’s share capital, as follows:

  5,000 PT shares at Euro 8.12 per share
  10,000 PT shares at Euro 8.13 per share
  10,000 PT shares at Euro 8.14 per share
  10,000 PT shares at Euro 8.15 per share
  15,000 PT shares at Euro 8.16 per share
  10,000 PT shares at Euro 8.17 per share
  40,000 PT shares at Euro 8.18 per share

January 8, 2004 - Acquisition of 55,000 PT shares, equivalent to 0.004% of PT’s share capital, as follows:

  2,387 PT shares at Euro 8.14 per share
  1,315 PT shares at Euro 8.18 per share
  18,230 PT shares at Euro 8.21 per share
  10,000 PT shares at Euro 8.22 per share
  5,000 PT shares at Euro 8.23 per share
  5,000 PT shares at Euro 8.24 per share
  13,068 PT shares at Euro 8.25 per share

January 9, 2004 - Acquisition of 500,000 PT shares, equivalent to 0.04% of PT’s share capital, as follows:

  10,000 PT shares at Euro 8.36 per share
  2,928 PT shares at Euro 8.39 per share
  45,000 PT shares at Euro 8.40 per share
  5,000 PT shares at Euro 8.41 per share
  35,000 PT shares at Euro 8.42 per share
  63,154 PT shares at Euro 8.43 per share
  159,978 PT shares at Euro 8.44 per share
  96,383 PT shares at Euro 8.45 per share
  32,557 PT shares at Euro 8.46 per share
  50,000 PT shares at Euro 8.47 per share

January 12, 2004 - Acquisition of 600,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  15,000 PT shares at Euro 8.25 per share
  20,000 PT shares at Euro 8.26 per share
  17,875 PT shares at Euro 8.27 per share
  56,000 PT shares at Euro 8.28 per share
  105,482 PT shares at Euro 8.29 per share
  86,157 PT shares at Euro 8.30 per share
  79,111 PT shares at Euro 8.31 per share
  55,000 PT shares at Euro 8.32 per share
  31,934 PT shares at Euro 8.33 per share
  100,941 PT shares at Euro 8.34 per share
  25,000 PT shares at Euro 8.36 per share
  7,500 PT shares at Euro 8.37 per share

January 13, 2004 - Acquisition of 415,599 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  12,098 PT shares at Euro 8.37 per share
  13,944 PT shares at Euro 8.38 per share
  7,478 PT shares at Euro 8.39 per share
  31,846 PT shares at Euro 8.40 per share
  53,156 PT shares at Euro 8.41 per share
  85,548 PT shares at Euro 8.42 per share
  23,800 PT shares at Euro 8.43 per share
  20,000 PT shares at Euro 8.44 per share
  40,344 PT shares at Euro 8.45 per share
  55,131 PT shares at Euro 8.46 per share
  27,254 PT shares at Euro 8.47 per share
  45,000 PT shares at Euro 8.48 per share

January 14, 2004 - Acquisition of 400,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  10,000 PT shares at Euro 8.43 per share
  881 PT shares at Euro 8.44 per share
  38,963 PT shares at Euro 8.45 per share
  70,737 PT shares at Euro 8.46 per share
  18,538 PT shares at Euro 8.47 per share
  86,847 PT shares at Euro 8.48 per share
  60,509 PT shares at Euro 8.49 per share
  72,525 PT shares at Euro 8.50 per share
  28,000 PT shares at Euro 8.51 per share
  13,000 PT shares at Euro 8.52 per share

January 15, 2004 - Acquisition of 500,000 PT shares, equivalent to 0.04% of PT’s share capital, as follows:

  78,000 PT shares at Euro 8.47 per share
  133,500 PT shares at Euro 8.48 per share
  105,500 PT shares at Euro 8.49 per share
  55,000 PT shares at Euro 8.50 per share
  7,000 PT shares at Euro 8.51 per share
  65,000 PT shares at Euro 8.52 per share
  46,000 PT shares at Euro 8.53 per share
  10,000 PT shares at Euro 8.54 per share

January 16, 2004 - Acquisition of 400,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  5,000 PT shares at Euro 8.50 per share
  15,000 PT shares at Euro 8.52 per share
  17,500 PT shares at Euro 8.54 per share
  30,000 PT shares at Euro 8.55 per share
  9,655 PT shares at Euro 8.56 per share
  7,500 PT shares at Euro 8.57 per share
  27,996 PT shares at Euro 8.58 per share
  258,754 PT shares at Euro 8.59 per share
  10,000 PT shares at Euro 8.60 per share
  8,595 PT shares at Euro 8.62 per share
  10,000 PT shares at Euro 8.63 per share

January 19, 2004 - Acquisition of 150,000 PT shares, equivalent to 0.01% of PT’s share capital, as follows:

  906 PT shares at Euro 8.65 per share
  467 PT shares at Euro 8.68 per share
  15,704 PT shares at Euro 8.70 per share
  39,793 PT shares at Euro 8.72 per share
  12,787 PT shares at Euro 8.74 per share
  34,812 PT shares at Euro 8.75 per share
  12,714 PT shares at Euro 8.80 per share
  16,593 PT shares at Euro 8.83 per share
  11,518 PT shares at Euro 8.84 per share
  4,706 PT shares at Euro 8.85 per share

January 20, 2004 - Acquisition of 370,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  28,000 PT shares at Euro 8.73 per share
  76,780 PT shares at Euro 8.74 per share
  20,500 PT shares at Euro 8.75 per share
  9,000 PT shares at Euro 8.76 per share
  16,873 PT shares at Euro 8.77 per share
  48,847 PT shares at Euro 8.78 per share
  95,287 PT shares at Euro 8.79 per share
  24,713 PT shares at Euro 8.80 per share
  50,000 PT shares at Euro 8.82 per share

January 21, 2004 - Acquisition of 300,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  6,651 PT shares at Euro 8.68 per share
  65,500 PT shares at Euro 8.69 per share
  28,849 PT shares at Euro 8.70 per share
  54,000 PT shares at Euro 8.71 per share
  27,500 PT shares at Euro 8.72 per share
  73,500 PT shares at Euro 8.73 per share
  29,000 PT shares at Euro 8.74 per share
  15,000 PT shares at Euro 8.75 per share

January 22, 2004 - Acquisition of 610,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  10,000 PT shares at Euro 8.52 per share
  20,000 PT shares at Euro 8.53 per share
  84,140 PT shares at Euro 8.54 per share
  151,076 PT shares at Euro 8.55 per share
  191,559 PT shares at Euro 8.56 per share
  90,000 PT shares at Euro 8.57 per share
  33,225 PT shares at Euro 8.58 per share
  30,000 PT shares at Euro 8.60 per share

January 23, 2004 - Acquisition of 620,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  2,267 PT shares at Euro 8.55 per share
  1,733 PT shares at Euro 8.56 per share
  22,500 PT shares at Euro 8.57 per share
  115,349 PT shares at Euro 8.58 per share
  108,420 PT shares at Euro 8.59 per share
  172,290 PT shares at Euro 8.60 per share
  16,181 PT shares at Euro 8.61 per share
  81,645 PT shares at Euro 8.62 per share
  19,232 PT shares at Euro 8.63 per share
  7,696 PT shares at Euro 8.64 per share
  59,637 PT shares at Euro 8.65 per share
  5,000 PT shares at Euro 8.66 per share
  642 PT shares at Euro 8.67 per share
  7,408 PT shares at Euro 8.68 per share

January 26, 2004 - Acquisition of 310,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  20,400 PT shares at Euro 8.62 per share
  4,500 PT shares at Euro 8.63 per share
  11,500 PT shares at Euro 8.64 per share
  30,000 PT shares at Euro 8.65 per share
  114,779 PT shares at Euro 8.66 per share
  51,480 PT shares at Euro 8.67 per share
  27,000 PT shares at Euro 8.68 per share
  18,500 PT shares at Euro 8.69 per share
  31,841 PT shares at Euro 8.70 per share

January 27, 2004 - Acquisition of 400,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  19,000 PT shares at Euro 8.67 per share
  44,742 PT shares at Euro 8.69 per share
  82,758 PT shares at Euro 8.70 per share
  51,577 PT shares at Euro 8.71 per share
  74,899 PT shares at Euro 8.72 per share
  53,024 PT shares at Euro 8.73 per share
  33,000 PT shares at Euro 8.74 per share
  36,000 PT shares at Euro 8.75 per share
  5,000 PT shares at Euro 8.76 per share

January 28, 2004 - Acquisition of 310,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  30,000 PT shares at Euro 8.65 per share
  26,500 PT shares at Euro 8.66 per share
  83,000 PT shares at Euro 8.67 per share
  112,000 PT shares at Euro 8.68 per share
  18,000 PT shares at Euro 8.69 per share
  16,907 PT shares at Euro 8.70 per share
  38 PT shares at Euro 8.71 per share
  3,593 PT shares at Euro 8.72 per share
  19,962 PT shares at Euro 8.73 per share

January 29, 2004 - Acquisition of 610,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  49,000 PT shares at Euro 8.57 per share
  29,000 PT shares at Euro 8.58 per share
  5,025 PT shares at Euro 8.59 per share
  128,983 PT shares at Euro 8.60 per share
  42,579 PT shares at Euro 8.61 per share
  32,000 PT shares at Euro 8.62 per share
  102,913 PT shares at Euro 8.63 per share
  45,000 PT shares at Euro 8.64 per share
  114,000 PT shares at Euro 8.65 per share
  46,500 PT shares at Euro 8.66 per share
  15,000 PT shares at Euro 8.67 per share

January 30, 2004 - Acquisition of 610,000 PT shares, equivalent to 0.05% of PT’s share capital, as follows:

  2,000 PT shares at Euro 8.30 per share
  14,000 PT shares at Euro 8.31 per share
  40,500 PT shares at Euro 8.32 per share
  42,000 PT shares at Euro 8.33 per share
  45,500 PT shares at Euro 8.34 per share
  81,000 PT shares at Euro 8.35 per share
  38,000 PT shares at Euro 8.36 per share
  18,000 PT shares at Euro 8.37 per share
  10,509 PT shares at Euro 8.38 per share
  5,000 PT shares at Euro 8.39 per share
  32,901 PT shares at Euro 8.40 per share
  41,000 PT shares at Euro 8.41 per share
  55,128 PT shares at Euro 8.42 per share
  4,462 PT shares at Euro 8.43 per share
  65,000 PT shares at Euro 8.44 per share
  27,000 PT shares at Euro 8.45 per share
  28,000 PT shares at Euro 8.46 per share
  5,000 PT shares at Euro 8.47 per share
  10,000 PT shares at Euro 8.48 per share
  20,000 PT shares at Euro 8.49 per share
  10,000 PT shares at Euro 8.50 per share
  15,000 PT shares at Euro 8.52 per share

February 2, 2004 - Acquisition of 350,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  16,850 PT shares at Euro 8.39 per share
  50,000 PT shares at Euro 8.40 per share
  63,745 PT shares at Euro 8.41 per share
  16,000 PT shares at Euro 8.42 per share
  27,289 PT shares at Euro 8.43 per share
  35,000 PT shares at Euro 8.44 per share
  15,000 PT shares at Euro 8.45 per share
  9,954 PT shares at Euro 8.46 per share
  50,000 PT shares at Euro 8.47 per share
  19,770 PT shares at Euro 8.48 per share
  19,150 PT shares at Euro 8.49 per share
  22,242 PT shares at Euro 8.50 per share
  5,000 PT shares at Euro 8.51 per share

February 3, 2004 - Acquisition of 310,000 PT shares, equivalent to 0.02% of PT’s share capital, as follows:

  12,500 PT shares at Euro 8.37 per share
  19,000 PT shares at Euro 8.38 per share
  5,000 PT shares at Euro 8.39 per share
  28,500 PT shares at Euro 8.40 per share
  56,436 PT shares at Euro 8.41 per share
  32,000 PT shares at Euro 8.42 per share
  59,064 PT shares at Euro 8.43 per share
  23,500 PT shares at Euro 8.44 per share
  35,000 PT shares at Euro 8.45 per share
  13,000 PT shares at Euro 8.46 per share
  26,000 PT shares at Euro 8.47 per share

February 4, 2004 - Acquisition of 400,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  86,500 PT shares at Euro 8.29 per share
  100,268 PT shares at Euro 8.30 per share
  61,750 PT shares at Euro 8.31 per share
  56,250 PT shares at Euro 8.32 per share
  26,000 PT shares at Euro 8.33 per share
  14,500 PT shares at Euro 8.34 per share
  9,000 PT shares at Euro 8.35 per share
  6,000 PT shares at Euro 8.36 per share
  19,911 PT shares at Euro 8.37 per share
  19,821 PT shares at Euro 8.39 per share

February 5, 2004 - Acquisition of 400,000 PT shares, equivalent to 0.03% of PT’s share capital, as follows:

  3,810 PT shares at Euro 8.46 per share
  75,000 PT shares at Euro 8.47 per share
  22,000 PT shares at Euro 8.48 per share
  104,183 PT shares at Euro 8.49 per share
  80,865 PT shares at Euro 8.50 per share
  12,500 PT shares at Euro 8.51 per share
  30,459 PT shares at Euro 8.52 per share
  60,378 PT shares at Euro 8.53 per share
  9,764 PT shares at Euro 8.34 per share
  1,041 PT shares at Euro 8.55 per share

Additionally, we inform that after these acquisitions PT holds 37,860,108 of its own shares, equivalent to 3.02% of its share capital.

Lisbon, February 5, 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2004

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Manager of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.